FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of       December                                      2003
                       -------------------------------------        -----------
Commission File Number 000-29898
                       -------------------------------------        -----------

                           Research In Motion Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

          Form 20-F                          Form 40-F      X
                            ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                              No       X
                            ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                DOCUMENT INDEX



     Document                                                           Page No.
     --------                                                           --------

        1.           News Release  dated  December 22, 2003                4
                     ("RESEARCH  IN MOTION  REPORTS THIRD QUARTER
                     RESULTS ")

                                                                      Document 1

RIM [GRAPHIC OMITTED]

                                                                 News Release





                                                             December 22, 2003

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported third quarter results for the three months ended November 29, 2003 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the third quarter of fiscal 2004 was $153.9 million, up 22% from $125.7 million in the previous quarter and up 107% from $74.2 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 56% for handhelds, 29% for service, 9% for software licences and 6% for OEM radios and other revenue. The total number of BlackBerry(R) subscribers increased by approximately 154,000 from the prior quarter to approximately 865,000 subscribers.

"RIM completed another successful quarter marked by strong performance and a multitude of BlackBerry launches around the world," said Jim Balsillie, Chairman and Co-CEO at RIM. "We are particularly pleased to report higher than expected subscriber growth in the quarter resulting from strong execution and momentum in our carrier channels."

Net income for the quarter was $16.3 million, or $0.20 per share diluted, compared to net income of $2.1 million or $0.03 per share diluted in the prior quarter. Higher revenues, better than expected gross margins and operating efficiencies contributed to the strong net income growth during the quarter. Excluding the litigation provision of $9.2 million or $0.11 per share diluted, the Company's adjusted net income and adjusted diluted earnings per share was $25.5 million and $0.31. The adjusted net income and adjusted diluted earnings per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers. These adjusted measures should be considered in the context of RIM's GAAP results.

RIM is updating revenue and earnings guidance for the upcoming two quarters. Revenue in the fourth quarter of fiscal 2004 is currently expected to be in the range of $195-210 million. Revenue for the first quarter of fiscal 2005 is currently expected to be in the range of $220-240 million. RIM is now expecting GAAP earnings per share (EPS) for the fourth quarter in the range of 30-40 cents per share diluted and adjusted EPS, excluding the patent litigation provision, in the range of 45-55 cents per share. For the first quarter RIM is expecting EPS to be between 35-50 cents per share diluted on a GAAP basis and 50-65 cents adjusted.

The total of cash, cash equivalents, short-term and long-term investments was $531.6 million as at November 29, 2003, compared to $528.1 million at the end of the previous quarter.

RIM is also pleased to announce today that Sony Ericsson and RIM have signed a global agreement under RIM's `BlackBerry Connect(TM)' licensing program. Earlier this year, RIM introduced the `BlackBerry Connect' licensing program to enable mobile device manufacturers to equip their handsets with the integrated ability to connect to BlackBerry Enterprise Server(TM) and BlackBerry Web Client(TM) services using the same BlackBerry wireless architecture and infrastructure that has been approved and deployed by carriers and customers around the world. Further details of the Sony Ericsson/RIM agreement and product plans will be announced at a later date.

Highlights of the third quarter:

     o RIM introduced the new BlackBerry 7730(TM) (900/1800/1900 MHz) and BlackBerry 7280(TM) (850/1800/1900 MHz) color handhelds.
     o   RIM introduced its S/MIME Support Package v1.5 for BlackBerry.
     o IBM and RIM announced an agreement focused on improving mobile access to enterprise information and applications using WebSphere(R) Everyplace Access mobile middleware and BlackBerry Enterprise Server.
     o   America Movil and RIM launched BlackBerry in Mexico.
     o Vodafone launched its global BlackBerry offering in Germany, Italy, Spain, France (via SFR), the Netherlands and the UK.
     o O2 launched the BlackBerry 7230 in the UK, Germany and Ireland followed by a BlackBerry 7730 launch in the UK.
     o T-Mobile launched the BlackBerry 6230(TM) and BlackBerry 7230 in the Netherlands.
     o   SMART Communications launched BlackBerry Web Client in the
         Philippines.
     o   Hutchison Telecom launched the BlackBerry 7230 in Hong Kong.
     o BlackBerry continued to win recognition as an industry leader through a wide range of positive product reviews and awards including the CNET Editor's Choice award and a top 5 ranking within T3 Magazine's Top 100 Products of 2003 list.
     o BlackBerry ISV Alliance partners continued to build upon the BlackBerry platform with a wide range of new products, services and tools that help customers extend their wireless data strategies beyond wireless email.

Highlights subsequent to quarter end:

     o PalmSource and RIM formalized a development relationship and began efforts to jointly develop a software client that enables BlackBerry connectivity to Palm OS.
     o   Rogers AT&T Wireless introduced the BlackBerry 7280 in Canada.
     o StarHub introduced BlackBerry Web Client as well as the BlackBerry 7230 in Singapore.
     o TIM (Telecom Italia Mobile) introduced pre-paid voice and data services for BlackBerry in Italy.
     o   Telefonica Moviles Espana introduced the BlackBerry 7230 in Spain.
     o   RIM was added to the NASDAQ-100 index.

The replay of the company's Q3 conference call can be accessed after 7 p.m. (eastern), December 22, 2003 until midnight (eastern), January 5, 2004. It can be accessed by dialing 416-640-1917 and entering passcode 21000722#. The conference will also appear on the RIM web site, live at 5:00 pm and archived at http://www.rim.com/investors/events/index.shtml until midnight January 19, 2004.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

RIM [GRAPHIC OMITTED]

Media Contact:                                   Investor Contact:
Andrew Tingley                                   RIM Investor Relations
Brodeur Worldwide for RIM                        519.888.7465
212.771.3645                                     investor_relations@rim.net
atingley@brodeur.com

                                      ###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" and "MD&A" sections of RIM's filings with the United States Securities and Exchange Commission and securities regulators in Canada. These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)

Consolidated Statements of Operations


                                                                   For the three months ended
                                                          November 29,        August 30,        November 30,
                                                                  2003              2003                2002
-------------------------------------------------------------------------------------------------------------
                                                                              (unaudited)
                                                                                               (adjusted to US
                                                                                                         GAAP)
Revenue                                                   $    153,891       $   125,679        $     74,176
Cost of sales (note 1)                                          81,493            72,710              45,188
                                                    ---------------------------------------------------------
Gross margin (note 1)                                           72,398            52,969              28,988
                                                    ---------------------------------------------------------

Gross Margin %                                                   47.0%             42.1%               39.1%

Expenses
Research and development, net of government funding             15,673            14,701              16,843
Selling, marketing and administration (note 1)                  26,233            25,424              29,979
Amortization (note 1)                                            7,226             7,264               5,612
Restructuring charge                                                 -                 -               6,550
Litigation                                                       9,201             5,653              27,760
                                                    ---------------------------------------------------------
                                                                58,333            53,042              86,744
                                                    ---------------------------------------------------------

Earnings (loss) from operations                                  14,065              (73)            (57,756)

Investment income                                                2,264             2,222               2,901
                                                    ---------------------------------------------------------
Income (loss) before income taxes                               16,329             2,149            (54,855)
Provision for income taxes                                           -                 -              37,937
                                                    ---------------------------------------------------------
Net Income (loss)                                          $    16,329        $    2,149       $    (92,792)
                                                    =========================================================

Earnings (loss) per share
                                                    ---------------------------------------------------------
     Basic                                                  $     0.21        $     0.03       $      (1.21)
                                                    =========================================================
     Diluted                                                $     0.20        $     0.03       $      (1.21)
                                                    =========================================================

Weighted average number of common
shares outstanding (000's)
     Basic                                                      78,421            77,662              76,993
     Diluted                                                    83,025            81,630              76,993



Note 1: Certain of the prior periods' figures have been reclassified for consistency with the current quarter's presentation. These reclassifications did not result in any change to previously reported net income (loss).

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Balance Sheets


As at                                                                       November 29,            March 1,
                                                                                    2003                2003
-------------------------------------------------------------------------------------------------------------
                                                                          (unaudited)     (audited-adjusted
                                                                                             to US GAAP)

Assets
Current
Cash and cash equivalents                                                    $   360,076         $   340,681
Short-term investments                                                            24,018                   -
Trade receivables                                                                 74,108              40,803
Other receivables                                                                  8,076               4,538
Inventory                                                                         34,247              31,275
Restricted cash                                                                   23,532                   -
Other current assets                                                              23,054              11,079
                                                                      ---------------------------------------
                                                                                 547,111             428,376

Investments                                                                      147,528             190,030
Capital assets                                                                   148,136             161,183
Intangible assets                                                                 67,225              51,479
Goodwill                                                                          30,109              30,588
                                                                      ---------------------------------------
                                                                             $   940,109         $   861,656
                                                                      =======================================

Liabilities
Current
Accounts payable and accrued liabilities                                     $    89,049         $    73,009
Accrued litigation and related expenses                                           72,054              50,702
Income taxes payable                                                               5,998               4,909
Deferred revenue                                                                  14,264              14,336
Current portion of long-term debt                                                  6,824               6,143
                                                                      ---------------------------------------
                                                                                 188,189             149,099

Long-term debt                                                                     6,469               5,776
                                                                      ---------------------------------------
                                                                                 194,658             154,875

Shareholders' equity
Share capital                                                                    893,913             874,377
Accumulated deficit                                                             (160,743)           (171,035)
Accumulated other comprehensive income                                            12,281               3,439
                                                                      ---------------------------------------
Total shareholders' equity                                                       745,451             706,781
                                                                      ---------------------------------------
                                                                             $   940,109         $   861,656
                                                                      =======================================


                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Statements of Cash Flows



                                                                           For the three         For the three
                                                                            months ended         months ended
                                                                           Nov. 29, 2003         Nov. 30, 2002
--------------------------------------------------------------------------------------------------------------
                                                                                       (unaudited)

Cash flows from operating activities
Net income (loss)                                                            $    16,329        $    (92,792)

Items not requiring an outlay of cash:
Amortization                                                                      13,857               7,778
Deferred income taxes                                                                  -              41,347
Loss on disposal of capital assets                                                   224                 490
Loss (gain) on foreign currency translation of long-term debt                         21                 (31)
                                                                      ---------------------------------------
                                                                                  30,431             (43,208)

Net changes in non-cash working capital items                                    (33,107)             37,950
                                                                      ---------------------------------------
                                                                                  (2,676)             (5,258)
                                                                      ---------------------------------------
Cash flows from financing activities
Issuance of share capital and warrants                                            13,964                 290
Repayment of debt                                                                   (107)                (92)
                                                                      ---------------------------------------
                                                                                  13,857                 198
                                                                      ---------------------------------------
Cash flows from investing activities
Acquisition of investments                                                             -             (98,881)
Proceeds on sale or maturity of investments                                       10,814                   -
Acquisition of capital assets                                                     (6,108)             (7,364)
Acquisition of intangible assets                                                  (2,018)             (4,355)
Acquisition of subsidiaries                                                          479              (2,060)
Acquisition of short-term investments                                            (24,018)                  -
Proceeds on sale or maturity of short-term investments                                 -              72,266
                                                                      ---------------------------------------
                                                                                 (20,851)            (40,394)
                                                                      ---------------------------------------

Net decrease in cash and cash equivalents for the period                          (9,670)            (45,454)

Cash and cash equivalents, beginning of period                                   369,746             396,130
                                                                      ---------------------------------------
Cash and cash equivalents, end of period                                     $   360,076         $   350,676
                                                                      =======================================


                                                                                  As at                As at
                                                                      November 29, 2003      August 30, 2003
                                                                                      (unaudited)
Cash and cash equivalents                                                    $   360,076         $   369,746
Short-term investments                                                            24,018                   -
Investments                                                                      147,528             158,342
                                                                      ---------------------------------------
Cash, cash equivalents, short-term and long-term investments                 $   531,622         $   528,088
                                                                      =======================================


                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Research In Motion Limited
                                             -----------------------------------
                                                      (Registrant)

Date:   December 22, 2003             By:     /s/      Dennis Kavelman
        -------------------------             ----------------------------------
                                                         (Signature)
                                                      Dennis Kavelman
                                                     Chief Financial Officer